Exhibit 99.5
Revised Item 3. Key Information
A. Selected Financial Data
     The selected consolidated statements of operation data presents the results for the five years ended December 31, 2008, 2007, 2006, 2005 and 2004. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with “Revised Item 5. Operating and Financial Review and Prospects” and “Revised Item 8. Financial Information and Item 18. Financial Statements” filed as exhibits 99.6 and 99.7, respectively, to the Form 6-K to which this exhibit is included, and the other information contained in the Company’s Form 20-F filed on June 29, 2009.

	Years ended December 31, (1) (2)
	2008	2007	2006	2005	2004
	( In thousands, except per share data)
Operations:
Net revenues	$369,587	$246,127	$212,854	$193,552	$199,987
Gross profit	219,252	151,425	133,444	130,445	138,376
Income from operations	74,581	51,014	34,907	41,508	69,325
Income before income tax expense	95,209	60,619	37,016	39,102	63,291
Net income	81,167	54,115	32,965	36,692	60,063
Net income attributable to SINA	80,638	54,115	32,965	36,692	60,063
Net income per share attributable to SINA
Basic	$1.44	$0.98	$0.61	$0.70	$1.19
Diluted	$1.33	$0.97	$0.69	$0.75	$1.15

	December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Financial position:
Cash, cash equivalents and short-term investments	$603,824	$477,999	$362,751	$300,689	$275,635
Working capital	498,524	377,608	270,820	297,910	252,027
Total assets	822,494	662,263	538,719	468,449	429,971
Long-term liabilities	4,039	1,337	—	89,163	84,700
Total liabilities	197,946	167,287	147,292	138,262	159,638
SINA shareholders’ equity	620,505	494,976	391,427	330,187	270,333
Total shareholders’ equity	624,548	494,976	391,427	330,187	270,333

(1)	The selected consolidated financial data have been revised to reflect the Company’s retrospective adoption, effective January 1, 2009, of guidance on accounting for convertible debt instrument and noncontrolling interest issued by the Financial Accounting Standards Board. Refer to Note 2 to the Consolidated Financial Statements, Significant Accounting Policies — “Basis of presentation and use of estimates” and “Recent accounting pronouncement” included in the “Revised Item 8. Financial Information and Item 18. Financial Statements” filed as exhibit 99.7 to the Form 6-K to which this exhibit is included.

(2)	The Company began to include stock-based compensation charges in its costs of revenues and operating expenses starting January 1, 2006 in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment.” Stock-based compensation charges for fiscal 2008, 2007 and 2006 were $14.3 million, $8.7 million and $9.5 million, or $0.24 diluted net income per share, $0.15 diluted net income per share and $0.16 diluted net income per share, respectively.